Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

(Dollars in Millions)	Six Months Ended June 30, 2005

Income before provision for income taxes	$ 5,631
Minority interest	1,330
Equity in earnings of unconsolidated businesses	(372)
Dividends from unconsolidated businesses	1,207
Interest expense	1,101
Portion of rent expense representing interest	254
Amortization of capitalized interest	53

Income, as adjusted	$ 9,204

Fixed charges:
Interest expense	$ 1,101
Portion of rent expense representing interest	254
Capitalized interest	163
Preferred stock dividend requirement	4

Fixed charges	$ 1,522

Ratio of earnings to fixed charges	6.05